Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Goldman Sachs Group Inc. (GS)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Goldman Sachs Group Inc. (GS)
Vote Yes: Item #11 - Climate Transition Plan

Annual Meeting: April 26, 2023

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Goldman Sachs issue a report disclosing a transition plan that describes how it intends to align its financing activities with its 2030 sectoral greenhouse gas emissions reduction targets, including the specific measures and policies necessary to achieve its targets, the reductions to be achieved by such measures and policies, and timelines for implementation and associated emission reductions.

SUMMARY

The banking sector has a critical role to play in achieving global net zero by 2050 goals. The Net Zero Banking Alliance (“NZBA”) notes that 40 percent of global banking assets have committed to aligning their lending and investment portfolios with net zero by 2050 goals.1 Goldman Sachs, a NZBA member has announced its commitment to achieve net zero emissions from its financing activities by 2050,2 and to set 2030 emission reduction targets for the oil and gas, power, and auto manufacturing sectors of its portfolio.3

Having set those targets, investors now ask Goldman Sachs to disclose a Climate Transition Plan outlining how it plans to achieve its 2030 reduction goals. A Climate Transition Plan demonstrates to capital markets and stakeholders that the Company has a forward-looking plan, with milestones and timelines, for achieving its reduction goals. Such a plan also helps reduce public concern about greenwashing that is growing around banks’ net zero targets.4,5 As the World Resources Institute notes, “We can no longer rely on science-based target setting as our only indicator of progress.”6 Investors seek to understand the Company’s plan of action to achieve those goals.

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1 https://www.unepfi.org/net-zero-banking/

2 https://www.goldmansachs.com/media-relations/press-releases/2021/announcement-04-mar-2021.html

3 https://www.goldmansachs.com/a/2021-sustainability-report.pdf p.20

4 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/banks-face-mounting-risk-of-fines-regulatory-probes-over-sustainability-claims-74385257

5 https://rmi.org/navigating-financial-industry-blurred-lines-between-climate-commitments-and-greenwash/

6 https://www.wri.org/insights/rising-bar-corporate-climate-action

2023 Proxy Memo Goldman Sachs Group Inc | Climate Transition Plan

RATIONALE FOR A YES VOTE

1.	What is a Climate Transition Plan and why is it important to investors?

An effective Climate Transition Plan provides investors with information about, and accountability for, achieving the Company’s stated greenhouse gas reduction targets. Such a plan describes the general strategies, milestones, and timelines for the Company to deliver on its decarbonization targets.

2.	What are best practices for a Climate Transition Plan?

There is growing consensus on the principal elements of a Climate Transition Plan for banks seeking to meet net zero financed emissions by 2050 goals. The general framework is that such a plan: (1) creates accountability, (2) is integrated into the business strategy of the organization, (3) is forward-looking, (4) is time bound and quantitative, (5) is flexible and responsive, and (6) is complete.7

3.	Goldman Sachs’ current level of disclosure cannot be considered a Climate Transition Plan.

Identifying a list of general future actions, as Goldman Sachs does, is insufficient to give investors confidence that it has an effective plan for achieving its 2030 greenhouse gas reduction targets. The various documents Goldman Sachs cites to do not create a forward pathway with clarity as to actions and outcomes, metrics and milestones, or timelines such that investors can understand that Goldman Sachs has a strategy for how its actions will contribute to achieving its 2030 targets.

DISCUSSION

1.	What Is a Climate Transition Plan and why is it important to investors?

An effective Climate Transition Plan provides investors with information about, and accountability for, achieving its stated greenhouse gas reduction targets. Such a plan describes the general strategies, milestones, and timelines for a company to deliver on its decarbonization targets.

CDP defines a Climate Transition Plan as a time-bound action plan that outlines how an organization will pivot its existing assets, operations, and business model toward a trajectory aligned with climate science recommendations.8 Such plans are not only a framework to equip corporate planning, they “share key details of those plans with companies’ stakeholders.”9 CDP notes that plans should provide this information in a non-technical, easily-digestible way.

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7 See, e.g. “Reporting on Climate Transition Plans.”https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309

8 https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309, p.7

9 https://www.wemeanbusinesscoalition.org/blog/climate-transition-action-plans-activate-your-journey-to-climate-leadership/; https://www.wemeanbusinesscoalition.org/

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2023 Proxy Memo Goldman Sachs Group Inc | Climate Transition Plan

The Glasgow Financial Alliance for Net Zero (“GFANZ”) notes that: “Net-zero transition plans are foundational to operationalizing commitments and demonstrating the credibility of a financial institution’s net-zero pledge.”10 It provides that a transition plan is both “a strategic planning tool and a practical action plan . . . A transition plan supports accountability and signals to both internal and external audiences that an institution’s steps toward net zero are deliberate, transparent, and can be monitored.”11

The CA100+’s Net Zero Company Benchmark specifically states that “for a decarbonisation strategy to be meaningful, it cannot just describe what the company plans to do – like switch to renewable energy or produce low carbon products – it must articulate how each part of the plan will contribute to the Company achieving its targets.”12

In its recent draft Climate Disclosure Rule, the SEC underscores the importance of climate transition plans to investors by requiring that companies with targets or goals provide investors with, among other materials, information on how the registrant intends to meet its climate-related targets or goals.13

2.	What are the best practices for a Climate Transition Plan?

There is growing consensus on the principal elements of a Climate Transition Plan for banks seeking to meet net zero financed emissions by 2050 goals. The general framework is that such a plan: (1) creates accountability, (2) is integrated into the business strategy of the organization, (3) is forward looking, (4) is time-bound and quantitative, (5) is flexible and responsive, and (6) is complete.14

In addition to CDP’s best practices report, other organizations have released indicators relevant to bank Climate Transition Plans:

•	GFANZ, a global coalition of leading financial institutions committed to accelerating the decarbonization of the economy, has produced “Financial Institution Net-zero Transition Plans: Fundamentals, Recommendations, and Guidance”[15]

•	The Institutional Investors Group on Climate Change (“IIGCC”) and the Transition Pathway Initiative (“TPI”) have issued “An investor-led framework of pilot indicators to assess banks on the transition to net zero”[16]

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10 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf, p.14

11 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf, p.14

12 https://www.climateaction100.org/news/describe-quantify-understanding-the-benchmarks-decarbonisation-strategy-indicator/

13 See https://www.sec.gov/files/33-11042-fact-sheet.pdf p.2; https://www.sec.gov/rules/proposed/2022/33-11042.pdf p.268-270

14 See, e.g. “Reporting on Climate Transition Plans.”https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309

15 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf

16 https://www.iigcc.org/media/2022/07/An-investor-led-framework-of-pilot-indicators-to-assess-banks-on-the-transition-to-net-zero-28-July.pdf

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2023 Proxy Memo Goldman Sachs Group Inc | Climate Transition Plan

While specific criteria may differ from bank to bank, the purpose of a Climate Transition Plan is that it be designed to provide information to investors and stakeholders on the likelihood of a bank achieving its greenhouse gas reduction targets through the outlined strategies, actions, milestones, and timelines. In short, that it describes a credible pathway for success.

Goldman Sachs has not provided such a plan. As discussed below, the Company provides a menu of general actions, described across various documents, that it is undertaking or plans to undertake. A Climate Transition Plan, however, must be more than a random list of activities. Its purpose is to allow investors to make assessments as to the cohesiveness of its strategies and the likelihood that the described actions and milestones put the bank on track to achieve its stated 2030 goal. Such a plan also allows comparability with other banks’ transition progress, an important element to investors.

3.	Goldman Sachs’ current level of disclosure cannot be considered a Climate Transition Plan.

In 2021, Goldman announced its commitment to achieve net zero financed emissions by 2050,17 and in 2022, set 2030 emission reduction targets for the oil and gas, power, and auto manufacturing sectors of its portfolio.18 It has not yet released a Climate Transition Plan as to how is planning to achieve its 2030 targets. Given current disclosures from Goldman Sachs, it is impossible to determine a timeline for, or the specific policies and decisions linked to, its declared emission reductions activities and how they align with Goldman’s 2030 sectoral goals.

Accelerating Transition, TCFD Report 2021

Goldman Sachs’ TCFD report addresses risk management19 strategies. It also states that its interim goals “serve as a preliminary roadmap for how we are working to make these [2050] goals a reality through active engagement with our clients and broader stakeholders.”20 In the Strategy section of its Accelerating Transition Report, Goldman Sachs states it has: “developed a new and unique cross-firm decarbonization offering that includes a full suite of tools to help our corporate clients develop and execute on their climate-related strategies, including renewable energy and carbon offset procurement.”

Active engagement with clients and stakeholders is an important part of achieving short term goals, but Goldman Sachs does not describe what activities it will undertake if clients do not utilize its suite of tools. The Company does not detail the timeframes it gives its clients to execute on their climate-related strategies, if any. It does not discuss how the Bank encourages or incentivizes its clients to implement its tools. Additionally, Goldman Sachs fails to disclose even broad estimates of the suite’s effectiveness regarding client emissions reductions it will drive (or is driving).

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17 https://www.goldmansachs.com/media-relations/press-releases/2021/announcement-04-mar-2021.html

18 https://www.goldmansachs.com/a/2021-sustainability-report.pdf p.20

19 https://www.goldmansachs.com/accelerating-transition/accelerating-transition-report.pdf p.12

20 https://www.goldmansachs.com/accelerating-transition/accelerating-transition-report.pdf p.49

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2023 Proxy Memo Goldman Sachs Group Inc | Climate Transition Plan

Goldman Sachs does not describe whether it has a strategy beyond assisting clients. Will it undertake other activities, in what lines of business, on what timelines, and to achieve what expected outcomes? IIGCC in its ‘Decarbornisation Strategy’ discussion notes that “weak performance on setting comprehensive decarbonization strategies poses a challenge for investors who aim to assess the credibility of banks’ targets to reduce financed emissions.21

Further, Goldman Sachs recognizes that the ability for it and its clients to achieve climate-related goals will depend on a variety of factors including policy action, technological advancement, and the ambition of clients’ decarbonization commitments.22 It does not describe the role of client engagement in relation to these outside activities, leaving investors unsure of what emissions reductions the Company can achieve on its own, and if the Company has a plan or intention to achieve its 2030 goals regardless of the support and progress of outside stakeholders.

Sustainability Report

In Goldman Sachs’ 2021 Sustainability Report, it similarly describes how the Company will accelerate the global climate transition through its work with clients by ‘driving transition,’ ‘accelerating innovation,’ and ‘mobilizing capital.’ The report offers a general to-do list on its ‘Decarbonization Journey.’ However, the steps Goldman outlines to help clients “accelerate their climate-related strategies and objectives” are neither time bound nor guided by clear milestones.23

Goldman has also set a commitment to deploy $750 billion toward sustainable finance, advisory, and investment activities by 2030. The Company has identified ‘Advancing the Climate Transition’ and ‘Driving Inclusive Growth’ as the two key pillars that will ground its capital catalyzation, as well at nine priority areas that fall under its key pillars.24 However, Goldman does not provide a forward-looking breakdown of what amount or percentage of its sustainable finance capital it intends to allocate towards advancing climate transition, expectations for how or to what degree its sustainable finance commitment is expected to translate into emission reductions, how much capital is specifically committed to driving decarbonization efforts, and how sustainable finance allocation will supersede high emitting finance allocation.

Overall, questions that can be addressed in a Climate Transition Plan and that are important to informed investor decision making include, for instance:

•	Overall, does Goldman Sachs believe that emissions reductions will be achieved consistently, year-over-year, or are emissions reductions likely to scale over time, or will the majority of reductions be achieved closer to 2030?

•	Is Goldman Sachs relying primarily on clients’ own greenhouse gas reductions to achieve its goals, and, if so, has the Company assessed the likely reductions to be achieved as a result of its clients’ current and planned transition plans?

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21 https://www.iigcc.org/media/2022/07/An-investor-led-framework-of-pilot-indicators-to-assess-banks-on-the-transition-to-net-zero-28-July.pdf p.22

22 https://www.goldmansachs.com/accelerating-transition/accelerating-transition-report.pdf p.39

23 https://www.goldmansachs.com/a/2021-sustainability-report.pdf p.23

24 https://www.goldmansachs.com/a/2021-sustainability-report.pdf p.111-112

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2023 Proxy Memo Goldman Sachs Group Inc | Climate Transition Plan

There are many ways a bank can provide concrete indicators as to how its client engagement strategy and policies are leading to emissions reductions at the portfolio level. GFANZ explains that a central tenant of a decarbonization transition strategy will be banks asking for their clients to not only disclose their own emissions, which will greatly improve banks’ own access to portfolio emission data, but to also ask clients to release their own Climate Transition Plans.25 Danske Bank and NatWest have begun asking for transition plans from their oil and gas clients.26

•	If Goldman Sachs does not believe current client action will be sufficient to meet its targets, is it creating additive internal bank guidelines or other methodologies or actions to reduce emissions? If so, along what timelines would such guidelines expect to be implemented? Relevant actions could include encouraging bankers to increase low carbon business or decrease high carbon business, mandated reduction actions, or how Goldman is otherwise driving action to encourage or discourage customers’ high carbon actions and policies.

A necessary arm of client engagement is a clearly defined escalation strategy for when client and portfolio companies do not meet information disclosure or emission reduction expectations.27 As an example, Citigroup announced plans for a two-year period to assess and engage with its clients to determine whether they’re on a credible path to align with targets, whether they can come into alignment, or if other internal bank actions may be necessary.28

•	What are the anticipated reductions associated with the bank’s current coal policy? When are they likely to be achieved? What are the anticipated reductions associated with the bank’s green financing policies? When are they likely to be achieved? What other policies, if any, are likely to be implemented?

•	If external government policies are necessary to achieve 2030 targets, has the Company taken action to ensure it and its trade associations are supporting climate regulations and not opposing them?

In sum, merely identifying a to-do list of high-level future actions is insufficient to give investors confidence that Goldman Sachs’ greenhouse gas reduction targets will be met. Investors need to understand that Goldman has a strategy for how its actions will contribute to achieving its target, along with the timelines and metrics that demonstrate it is on-target for achieving its goals. This has not yet been provided.

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25 https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plans-for-the-Financial-Sector_June2022.pdf p.42

26 https://api.shareaction.org/resources/reports/Oil-Gas-Expansion-lose-lose.pdf p.9

27 https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plans-for-the-Financial-Sector_June2022.pdf p.43

28 https://www.sierraclub.org/press-releases/2022/01/citigroup-surpasses-peers-absolute-emissions-reduction-target-for-energy

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2023 Proxy Memo Goldman Sachs Group Inc | Climate Transition Plan

RESPONSE TO BOARD’S OPPOSITION STATEMENT

The Board recommends a vote against this proposal with the argument that it has already implemented the ask of this proposal. However, neither Goldman Sachs’ Opposition Statement, nor its Sustainability Reports, TCFD Reports, or the dedicated sustainability portion of its website, which it points to as fulfilling the comprehensive measures needed in a Climate Transition Plan, answer the central question of this shareholder proposal: how will the broad elements described – client engagement policies, condition policies, and sustainable finance and lobbying activities – come together to meet the bank’s 2030 emission reduction goals? What are the metrics and milestones of implementation, the expected pathway to reductions, and the timelines for implementation which together form a strategy and plan of action against which investors can measure progress toward its goals?

The Banks asserts that its 2021 TCFD report “included a preliminary transition plan” for how it expects to deliver on its commitment to align with a net zero by 2050 pathway. That broad strategy provided an appropriate initial description, but investors reasonably expect that Goldman will have done additional planning as to how it intends to meet its goals, including the metrics, milestones, and actions that will demonstrate it is making progress toward its 2030 goals. For these reasons, Goldmans Sachs’ most recent TCFD report lacks the specificity required to qualify it as an effective ‘Climate Transition Plan.’ This continues to leave investors in the dark about Goldman Sachs’ current and future ability to achieve its stated emission reduction goals.

CONCLUSION

Vote “Yes” on this Shareholder Proposal. Goldman Sachs currently does not have a cohesive Climate Transition Plan that demonstrates the actions, metrics, milestones, and timelines that will enable it to reach its 2030 emissions reduction commitments. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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